UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)

Medalist Diversified REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58403P 105

(CUSIP Number)

Robert V. Wallace

132 LIncoln Street

Boston, MA 02111

(617) 423-2003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

__________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403P 105

1	NAME OF REPORTING PERSONS Robert V. Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 755,813
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 755,813
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 58403P 105

1	NAME OF REPORTING PERSONS TPG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 633,714
	8	SHARED VOTING POWER 0
	4	SOLE DISPOSITIVE POWER 633,714
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 58403P 105

This Amendment No. 2 (this “Amendment”) to the Statement of Schedule 13D filed on February 4, 2022, as previously amended by Amendment No. 1 filed on February 28, 2022 (as amended, the “Schedule 13D”) filed by the undersigned amends the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by TPG were purchased with working capital in open market purchases for aggregate purchase consideration of $660,992.14.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 16,266,148 Shares outstanding, which is the total number of Shares outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

TPG

(a)	As of the close of business on March 14, 2022, TPG beneficially owned 633,714 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 633,714
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 633,714
4. Shared power to dispose or direct the disposition: 0

(c)	TPG engaged in the following transactions in the Shares since the initial filing of the Schedule 13D:

Date	Transaction	Quantity	Weighted Average Price Per Share
2/24/22	Purchase	28,636	$1.071
2/25/22	Purchase	19,900	$1,088
2/28/22	Purchase	36,415	$1.106
3/1/22	Purchase	3,800	$1.097
3/2/22	Purchase	7,800	$1.105
3/4/22	Purchase	17,200	$1.083
3/7/22	Purchase	18,326	$1.091
3/8/22	Purchase	8,600	$1.077
3/9/22	Purchase	12,300	$1.068
3/10/22	Purchase	9,300	$1.056
3/11/22	Purchase	50,000	$1.098
3/14/22	Purchase	5,500	$1.075

Except as expressly modified by this Amendment, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 58403P 105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2022

/s/ Robert V. Wallace
Robert V. Wallace

TPG HOLDINGS, LLC

By:	/s/ Steven E. Goodman
Name: Steven E. Goodman
Title: Manager